Exhibit 99.2

Other than information relating to Ellomay Luzon Infrastructures Ltd. (formerly U. Dori Energy Infrastructures Ltd., or Ellomay Luzon Energy), the disclosures contained herein concerning Dorad Energy Ltd., or Dorad, and the power plant owned by Dorad, or the Dorad Power Plant, are based on information received from Dorad. Unless the context in which such terms are used would require a different meaning, all references to “Ellomay,” “us,” “we,” “our” or the “Company” refer to Ellomay Capital Ltd. and its consolidated subsidiaries.

All reference herein to the “2023 Annual Disclosure” are to the immediate report provided to the holders of the Company’s Series E Secured Debenture, submitted to the Israel Securities Authority on March 27, 2024 (filing number 2024-02-033414) and submitted on a Form 6-K to the US Securities and Exchange Commission on March 27, 2024. Unless otherwise noted, defined terms used herein shall have the same meaning as set forth in the 2023 Annual Disclosure.

With reference to Section 1.1 of the 2023 Annual Disclosure (“General”) under the heading “Investment and Acquisition of Shares in Ellomay Luzon Energy,” to the best of the Company’s knowledge, in May 2024 the Luzon Group repaid in full the series of debentures that was secured by pledges on the Luzon Group’s holdings and rights in Ellomay Luzon Energy and in June 2024 the related pledges were deleted. Thereafter, also in June 2024, pledges were again registered on all of the Luzon Group’s holdings and rights in Ellomay Luzon Energy in favor of holders of a new series of debentures issued by the Luzon Group to the public in Israel in May 2024.

With reference to Section 1.1 of the 2023 Annual Disclosure (“General”) under the heading “‘Iron Swords’ War,” Dorad estimated, based on the information it had as of November 11, 2024 (the date of approval of Dorad’s financial statements as of September 30, 2024), that the current events and the security escalation in Israel have an impact on its results but that the impact on its short-term business results will be immaterial. Dorad further notes that as this event is not under the control of Dorad, and factors such as the continuation of the war and hostilities or their cessation may affect Dorad’s assessments, as of the date of the financial statements, Dorad is unable to assess the extent of the impact of the war on its business activities and on its medium and long-term results. Dorad continues to regularly monitor the developments and is examining the effects on its operations and the value of its assets.

With reference to Section 1.3 of the 2023 Annual Disclosure (“Distribution of Dividends”), on September 2, 2024, Dorad’s board of directors decided to distribute a dividend in the aggregate amount of NIS 50 million and such dividend was distributed during September 2024. In connection with such dividend distribution, Ellomay Luzon Energy received an amount of approximately NIS 9.4 million and shortly thereafter Ellomay Luzon Energy distributed a dividend to its shareholders in an amount of approximately NIS 7.6 million (the Company’s indirect share is approximately NIS 3.8 million). On November 25, 2024, Dorad’s board of directors decided to distribute an additional dividend in the aggregate amount of NIS 75 million and such dividend was distributed shortly thereafter. In connection with such dividend distribution Ellomay Luzon Energy received an amount of approximately NIS 14 million and shortly thereafter Ellomay Luzon Energy distributed a dividend to its shareholders in an amount of approximately NIS 14 million (the Company’s indirect share is approximately NIS 7 million).

With reference to Section 1.4 of the 2023 Annual Disclosure (“Selected Financial Information”), Dorad’s financial results for the three and nine months ended September 30, 2024 were included on a press release published by the Company and submitted to the MAGNA system on November 29, 2024.

With reference to Section 1.5.2 of the 2023 Annual Disclosure (“Limitations, Regulation, Standards and Special Requirements applicable to the Field of Operations”) under the heading “Tariffs and Payments,” on January 29, 2024, the Israeli Electricity Authority published a decision regarding “Annual Update of 2024 Electricity Rates for Customers of the IEC,” which provided for a decrease in the average production component of approximately 1% compared with the average production component published by the Israeli Electricity Authority in March 2023 that was valid up to and including January 2024.

With reference to Section 1.5.2 of the 2023 Annual Disclosure (“Limitations, Regulation, Standards and Special Requirements applicable to the Field of Operations”) under the heading “Consumption Plants and Deviations,” in connection with the third-party notice against Dorad filed by the IEC and the appeal submitted by the IEC on its rejection, on March 28, 2024, Dorad submitted its answer to the appeal (following an extension approved by the court). On February 14, 2024, the applicant in the approval request submitted his response to the appeal. The appeal hearing is scheduled for January 6, 2025.

With reference to Section 1.5.2 of the 2023 Annual Disclosure (“Limitations, Regulation, Standards and Special Requirements applicable to the Field of Operations”) under the heading “Virtual Supplier” and Section 1.7 (“Customers”), in connection with the decision of the Israeli Electricity Authority to open the market to competition in the supply segment, within which Dorad was given the opportunity to sell electricity to domestic consumers, in April 2024, the Israeli Electricity Authority published a decision that enables transitioning domestic consumers without a “smart meter” to private manufacturers by adopting a “Normative Consumption Model of a Domestic Consumer” (a statistical estimation of the consumption by the average domestic consumer in each half hour during the year). Based on this model, Dorad contracted with a number of entities that provide services to domestic consumers on a large scale, for the purpose of selling electricity to domestic customers of those entities.

With reference to Section 1.5.2 of the 2023 Annual Disclosure (“Limitations, Regulation, Standards and Special Requirements applicable to the Field of Operations”) under the headings “Tariff Approval” and “Market Model for Private Manufacturers on the Transmission Grid,” the arrangement with the private manufacturers became effective on July 1, 2024. Dorad is continually examining the impact of the resolution on its operations and may, at any time and from time to time, elect to switch to the proposed central loading mechanism in the event it resolves that the change will have a positive impact on its financial results.

On August 29, 2024, the CEO of the System Manager, sent an urgent letter to Israeli electricity manufacturers who operate based on the market model, including Dorad, containing a warning about the System Manager’s concern with respect to the conduct of manufacturers that, allegedly, raises a concern of price bias in the electricity sector and/or payment bias of the System Manager’s payments and/or exploitation of market power. The letter explained that commencing the date of the application of the market model to private production in the electricity sector on July 1, 2024, the System Manager identifies conduct that raises the concern of such actions, through a dramatic change in the price offers received by the System Manager compared to the period prior to the application of the market model, and abuse of the situation of low reserves and high demand in the electricity sector. The letter claims that these price offers allegedly cause an increase in the market price (System Marginal Price (SMP)) and an abnormal increase in the payments made to the manufacturer. In this way, the price offers can increase the payments that suppliers without means of production are forced to pay for the energy purchased from the System Manager in the wholesale market, as well as the electricity prices for the final consumer. This, according to the concern raised in the letter, in a manner that amounts to conduct that is not in accordance with the law and the Rules of the Electricity Sector (Benchmarks for the Level, Nature and Quality of the Service Provided by an Essential Service Provider), 2018. Considering the above, the letter from the System Manager stated that it intends to examine ways to prevent the aforementioned phenomena, including in accordance with the provisions of Standard 106G of the electricity sector standards, such as not making payments.

On August 31, 2024, Dorad responded to the letter received from the System Manager, fully rejecting any implication from the letter suggesting that its actions could raise even the slightest concern of harming competition, noting that considering Dorad’s small market share, it is clear that it cannot abuse its position, and that it will continue to operate in full compliance with the guidelines and procedures established by it to prevent any violations of the law.

On September 4, 2024, the Israeli Electricity Authority published a hearing in connection with a proposed resolution regarding setting a rate for the supplementary rates for manufacturers connected or integrated into the transmission network that participate in the central loading scheme. According to the proposed resolution, at this stage, a cap will be set for the price offers submitted by the electricity manufacturers on which payment of manufacturer protection rates (out-of-order loading and supplementary rate) to the manufacturers is based, or the Proposed Supervision. According to the Proposed Supervision, a manufacturer who is entitled to a payment for out-of-order loading or a supplementary rate, will be entitled to an amount that will be calculated according to the lower of his price offer and a rate set by the Israeli Electricity Authority, set forth in Exhibit A of the proposed resolution. The proposed resolution further provides that responses to the hearing will be given until November 17, 2024 and that the resolution will apply retroactively from the date of publication of the hearing.

Dorad’s position in response to the hearing, which was submitted to the Israeli Electricity Authority, is that the proposed resolution contradicts the undertakings of the Israeli Electricity Authority towards Dorad as part of the tariff approval granted to Dorad in 2011, and unlawfully harms Dorad’s legitimate and protected reliance on the approval of the tariff, which is valid for 20 years from the date of Dorad’s permanent license. In addition, Dorad’s position is that the approval of the tariff established a maximum natural gas energy tariff to which Dorad is entitled out of the variable available capacity, which is intended to serve as a “safety net” and as a basis for Dorad’s and its financing entities’ financial model. Dorad further claims in its response that the Israeli Electricity Authority’s undertakings included in the tariff approval, which were recognized by the Israeli Electricity Authority as fundamental undertakings that can only be deviated from under certain conditions (that are not met at the hearing), have remained in place since the approval of the tariff until now under the various regulatory arrangements introduced in the electricity sector, including the market model arrangement. Dorad’s position is that the proposed resolution involves an invalid retroactive application, contrary to the law and Dorad asked the Israeli Electricity Authority to specifically clarify that if the proposed resolution will be approved in any manner or content, it will not apply to Dorad and/or will not impact the validity and applicability of Dorad’s tariff approval.

Due to the publication of the hearing and its potential retroactive effect, and as in the event the proposed resolution is adopted as published such adoption will have a material effect on Dorad’s results, Dorad implemented the proposed resolution and reduced its recorded revenues, and consequently its profit, for the period commending September 4, 2024 based on the terms of the proposed resolution.

The Company cannot currently estimate the results of the hearing process, and the Israeli Electricity Authority may adopt the proposed resolution as published, adopt a revised resolution or decide not to adopt the proposed resolution. However, the Company believes that the impact of the hearing on Dorad will not be material to the Company due to Dorad’s ability to choose between the central loading format and the market model and because the resolution proposed at the hearing will only apply to the energy surplus that will not be sold to Dorad’s private customers and is offered to the System Manager based on availability. The abovementioned estimations in connection with the implications of the Proposed Supervision on Dorad and the Company, constitute forward-looking information, as defined in the Securities Law, 1968, and is based on the information, experience and estimates of Dorad and the Company as of this date. Such information and assessments may also not materialize, in whole or in part or may materialize in a different manner than anticipated, including due to factors that are unknown to Dorad and the Company as of the date of this report and are not under their control, which include, inter alia, the outcome of the hearing process, other regulatory changes, and market changes, including supply and demand of electricity in Israel, as well as other factors set forth in this section and other risk factors listed in Section 1.17 of the 2023 Annual Disclosure.

With reference to Section 1.6 of the 2023 Annual Disclosure (“Products and Services; Production Capacity; Possibility of Expansion of the Power Plant”) under the heading “Power Plant Malfunctions,” and to Section 1.11.5 (“Operation and Maintenance (O&M) Agreement”) in connection with the arbitration proceeding with Dorad’s maintenance contractor (Edeltech O&M Ltd.), on March 18, 2024, a preliminary hearing was held in which several issues were discussed. Based on the recommendation of the arbitrator, the parties tried to reach a settlement. The parties reached a preliminary settlement agreement according to which Edeltech O&M will compensate Dorad in an amount that is not material do Dorad. Additionally, the parties agreed on certain arrangements regarding the distribution of future liability in light of the current insurance policy conditions of the Dorad Power Plant. On October 30, 2024, Dorad’s authorized governing bodies approved the preliminary settlement terms, and the settlement agreement will be drafted by the parties’ attorneys and thereafter submitted for the approval of the arbitrator.

With reference to Section 1.6 of the 2023 Annual Disclosure (“Products and Services; Production Capacity; Possibility of Expansion of the Power Plant”) under the heading “Potential Expansion of the Dorad Power Plant (“Dorad 2”),” following the approval of NIP 11/b, Dorad approached the NIC for a building permit, however, on January 11, 2024, Dorad was informed in an e-mail message from the NIC that its position is that as long as NIP 20/B or NIP 91 are not definitively rejected, it is not possible to issue a building permit for the new power plant, based on a legal opinion of legal advisers in the NIC and in the planning administration, which were sent to Dorad on January 15, 2024.

On January 16, 2024, Dorad received a letter from Edelcom stating that Edelcom, as a shareholder of Dorad, objects to the proposal to expand the power plant.

On February 7, 2024, Dorad, through its legal counsel, sent a letter, among other addressees to the legal advisers of the NIC and the planning administration that prepared the aforesaid legal opinion, arguing that the NIC’s refusal to grant Dorad a building permit is illegal and contrary to the proper interpretation of NIP 11/B. On February 26, 2024, Dorad received a response from the NIC, which stands by its position that the issuance of building permits for the expansion of the power plant should not be promoted.

On February 19, 2024, Dorad received a planning survey to receive the expansion of the power plant from the System Manager, which allows the connection of electricity to the grid commencing October 2028.

On March 13, 2024, Dorad filed a petition with the Israeli High Court of Justice, against the NIC, the Government of Israel, the Ministry of Energy and Infrastructure, and the legal advisor to the government, requesting a conditional order addressed to the NIC instructing it to provide the reasons refusal to attend to the request for building permits for the construction of the “Dorad 2” power plant, which was approved by the Israeli government as aforementioned. Dorad also requested that following the issuance of the conditional order, the order will become a permanent order instructing the NIC to attend to the issuance of the building permits for the “Dorad 2” power plant in accordance with the NIP 11/b. On March 13, 2024, the Israeli High Court of Justice ruled that a preliminary response on behalf of the respondents to the petition will be submitted by May 16, 2024. On May 2, 2024, the legal advisor of the NIC announced that at the April 17, 2024 meeting of the Israeli government, it was decided to reject NIP 20/B - Hadera Power Station and therefore it is possible to resume and promote the procedure of issuing the building permits under NIP 11/B at the at the National Licensing Authority. Dorad was therefore asked by the legal advisor to the NIC to submit a request to delete the petition, as the petition became redundant in light of the rejection of NIP 20/B. Considering this development, Dorad submitted a request to the High Court of Justice to delete the petition without an order for costs. On May 8, 2024, a judgment was issued dismissing the petition without an order for costs.

On September 10 2024, Edelcom Ltd. submitted a claim against Dorad and the other shareholders of Dorad to the Israeli District Court in Tel Aviv requesting the court to provide the following declaratory judgements: (1) to declare that based on Dorad’s articles of organization the general meeting of the shareholders of Dorad is the authorized body for approving any resolution relating to the change in the field of operations of Dorad, including any planning or construction of a new power plant or the expansion of the capacity of the existing power plant and any budget and preliminary feasibility tests, including the “Dorad 2” project, (2) to declare that based on the articles of organization of Dorad the board of directors of Dorad is the authorized body for advancing and managing the construction of a new power plant or the expansion of the existing power plant, including the “Dorad 2” project, following the approval by Dorad’s shareholders of a resolution to promote the project or perform preliminary feasibility testing, and of a related budget, (3) to declare that any resolution of the shareholders or the board of directors of Dorad in the aforementioned subjects will be approved only if all of the shareholders or all of the directors, as the case may be, voted in favor of the resolution, and (4) to declare that any resolution in connection with the “Dorad 2” project adopted since 2018 and until a ruling is given in connection with the claim, which was not adopted by the authorized bodies of Dorad as set forth in the claim, is null and void. In addition, Edelcom requests that the court issue a permanent injunction instructing Dorad and its other shareholders (the defendants), including anyone on their behalf, not to do any action that relates to a change in Dorad’s field of operation, including planning and construction of a new power plant or the expansion of the existing power plant, including in connection with “Dorad 2” and approving budgets for these actions and/or performing any tests in connection therewith, unless these actions were unanimously approved by the shareholders of Dorad and that the court permit the plaintiff to bifurcate its requests as financial claims may arise in the future. Dorad is expected to file its defense by January 2, 2025, unless such date is extended by the court.

The expansion of the Dorad Power Plant by building the Dorad 2 facility in a combined cycle technology, will result in an aggregate capacity of the Dorad Power Plant of approximately 1,500 MW and the approved plan also enables adding batteries with a capacity of approximately 80 MW. The Company expects that if the Dorad 2 plan will materialize and the expansion will be completed, the expansion of the power plant will increase the revenues and income of Dorad. The expansion has not yet been approved by Dorad and its approval and construction are subject to various conditions, including, among others, receipt of corporate and other approvals and permits, the outcome of any court proceedings, obtaining financing, receipt of licenses from the Israeli Electricity Authority, regulatory changes and market terms and condition, all of which are not within the control of Dorad or the Company. As of the date of this report, Dorad has not yet reached a final decision with respect to Dorad 2 and there can be no assurance as to if, when and under what terms it will be advanced or promoted by Dorad. The abovementioned estimations in connection with Dorad 2, constitute forward-looking information, as defined in the Securities Law, 1968, and is based on the information, experience and estimates of Dorad and the Company as of this date. Such information and assessments may also not materialize, in whole or in part or may materialize in a different manner than anticipated, including due to factors that are unknown to Dorad and the Company as of the date of this report and are not under their control, which include, inter alia, the timing of issuance of building permits, to the extent issued, receipt of corporate and other approvals, receipt of funding, the outcome and impact of legal proceedings commenced by certain of Dorad’s shareholders and other third parties, regulatory and market changes, as well as other factors set forth in this section and other risk factors listed in Section 1.17 of the 2023 Annual Disclosure.

With reference to Section 1.12 of the 2023 Annual Disclosure (“Working Capital Deficiency”), as of September 30, 2024, Dorad had a working capital of approximately NIS 276.4 million, due to an increase in Dorad’s current assets.

With reference to Section 1.13 of the 2023 Annual Disclosure (“Financing”) under the heading “Financing Agreements,” as of September 30, 2024, the outstanding balance of the Dorad Credit Facility was approximately NIS 2.2 billion and Dorad is in compliance with the financial standards required by the Dorad Credit Facility.

With reference to Section 1.13 of the 2023 Annual Disclosure (“Financing”) under the heading “Dorad Credit Rating,” on April 9, 2024, Dorad received a ratification of its debt rating of ilAA- from S&P Ma’alot, updating the forecast from “negative” to “stable.” The updated rating forecast did not have an influence on the interest rate of Dorad’s credit facility.

With reference to Section 1.13 of the 2023 Annual Disclosure (“Financing”) under the heading “Dorad Credit Rating,” in March 2024, Dorad received a request for materials from the Israeli Tax Authority in connection with tax assessments for the years 2021 and 2022.

With reference to Section 1.16 of the 2023 Annual Disclosure (“Legal Proceedings”) under the headings “Petition to Approve a Derivative Claim filed by Ellomay Luzon Energy and Ran Fridrich” and “Petition to Approve a Derivative Claim filed by Edelcom”, the parties filed responses to the appeals on the arbitration ruling in February 2024 and answers to the responses were filed on May 15, 2024. A preliminary hearing was held on June 5, 2024. Following the preliminary hearing and claim raised at the hearing, including a request to hold a hearing in which the parties will orally present their claims, on June 9, 2024 the arbitrator ruled that in light of the arbitration agreement and the scope of written arguments submitted by the parties, at this stage the arguments in the appeal process will not be heard orally. On July 30, 2024, the arbitrator ruled that the date for issuing the ruling on the appeals will be extended by 120 days from the date the appeal proceeds ended, in addition to the 60-day period for providing the ruling based on the arbitration agreement.

On November 14, 2024, the arbitrator appointed to rule on the appeals submitted by both parties to the arbitration on the arbitration award provided his ruling, or the Ruling on the Appeal. In the Ruling on the Appeal, the arbitrator rejected the majority of the claims and requests of the Defendants, other than a decrease in the amount that the Defendants were ordered to repay to Dorad in the original arbitration award from $100 million to $94.375 million. The arbitrator ruled that this amount will bear interest based on the rate prescribed by the Israeli Statutory Interest Rate and Linkage Adjudication Law, 1961, commencing January 1, 2013, which currently amounts to an additional payment of approximately $35 million. The arbitrator further ruled in the Ruling on the Appeal that the reimbursement of expenses of Dorad and of the Plaintiffs ordered in the original arbitration award will remain unchanged and that each of the parties will bear its expenses in connection with the appeal process. The arbitrator rejected the appeal submitted by the Plaintiffs (including Ellomay Luzon) on the original arbitration award.

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